Exhibit 20

November 23, 2021

Winston L. Black, Chairman

D. Blair Baker

Aaron G.L. Fletcher

Christopher W. Haga

Edward B. Stead

Michael Weinberg

SWK Holdings Corporation

14755 Preston Road, Suite 105

Dallas, Texas 75254

Dear Members of the Board of Directors:

On behalf of funds managed by Carlson Capital, L.P. (together with its affiliated funds, “Carlson Capital”), I am writing today to express our interest in pursuing a transaction with SWK Holdings Corporation (“SWK” or the “Company”) to acquire all outstanding shares of SWK not owned by Carlson Capital in a transaction that will enable stockholders to realize significant value.

As you are aware, several funds managed by Carlson Capital, L.P. have been long-time, patient stockholders of SWK and have sought over the years to support strategies and/or transactions that would create meaningful value for SWK stockholders. In keeping with this and wanting to undertake the further consideration of alternatives responsibly, over a year ago we notified the Board of Directors of our possible interest in a transaction and suggested that the Board of Directors form the Special Committee, and we have engaged in good faith discussions with that Special Committee, the Strategic Review Committee and the Board in the consideration of various means to create stockholder value since then. While the trading price of SWK shares has increased substantially since our original outreach, unfortunately none of this work to date has resulted in a path that will likely add meaningful future value for SWK stockholders. We believe there is an alternate transaction that would enable stockholders to realize the significant increase in the trading price of SWK shares over this last year and achieve a further premium as well.

Accordingly, we are prepared to offer to acquire all shares of SWK not already owned by Carlson Capital for a price of $19.00 per share, payable in cash. This proposal represents a premium of 5.0% to the closing price per share of SWK common stock on November 22, 2021($18.10), a premium of 27.1% to the closing price per share of SWK common stock on April 6, 2021 ($14.95), the date on which Carlson Capital filed an amended Schedule 13D with a proposal for a transaction, and a premium of 19.3% to the closing price per share of SWK common stock on May 17, 2021 ($15.93), the date on which SWK announced the formation of the Strategic Review Committee. We believe SWK stockholders will recognize and be supportive of the significant value creation of this proposed transaction.

November 23, 2021

The terms of the transaction will provide a high level of certainty for all parties once executed. In particular, the definitive agreement providing for the transaction will not have a financing condition. In addition, we continue to be impressed with Winston Black and his team and would intend for them to manage the assets going forward as part of the transaction. At the appropriate time, we would welcome the opportunity to discuss this with them.

As we have communicated to you from the beginning of our exploration of a possible transaction, we would engage in a transaction of this kind only if it has been approved by a fully empowered, independent, disinterested committee of the Board of Directors and by the vote of a majority of the unaffiliated SWK stockholders, neither of which is waivable. Subject to your review, we believe it would be appropriate for the previously-formed Special Committee to be reconstituted to consider this proposal.

In order to enter into a transaction, we would need to complete customary confirmatory due diligence and prepare and negotiate mutually satisfactory definitive agreements providing for the transaction. We believe that we can be in a position to sign a definitive agreement on an expedited basis given the substantial work we have done to date. We stand ready to work with you and your team immediately and are prepared to commit the resources and time necessary to complete the proposed transaction expeditiously.

This proposal is a non-binding indication of interest, which remains subject to the negotiation, execution and delivery of mutually satisfactory definitive agreements, completion of confirmatory due diligence satisfactory to us, approval of the transaction by your Board of Directors and any committees thereof as appropriate, receipt of any waivers and/or approvals under Delaware law and/or the rights agreement and receipt of customary approvals (including regulatory approvals). Nothing contained in this letter or any resulting communications shall create any legally binding agreements or obligations of any party referred to herein until definitive documentation setting forth such legally binding terms has been negotiated, executed and delivered by the parties.

In light of this letter and our interests expressed herein, we will be amending our Schedule 13D and attaching this letter as an exhibit to the filing with the U.S. Securities and Exchange Commission.

We believe it is best for all parties for the evaluation of the proposed transaction to proceed expeditiously to determine if we can reach an agreement on the proposed transaction. We welcome the opportunity to discuss this proposal and the path forward in greater detail at your convenience.

We look forward to hearing from you.

Very truly yours,

/s/ Clint D. Carlson
Founder and Chief Investment Officer
Clint D. Carlson

cc:	Marcus Pennington

Creighton Condon and J. Russel Denton, Shearman & Sterling LLP

Richard J. Birns and William B. Sorabella, Gibson, Dunn & Crutcher LLP

Rick Lacher, Houlihan Lokey Capital, Inc.